Exhibit (d)(47)
NOTICE OF AND CONSENT TO
TRANSFER OF PORTFOLIO MANAGEMENT AGREEMENT
          Reference is made to the Portfolio Management Agreement among Columbia Management Advisors, Inc. (“CMAI”), Pacific Select Fund (the “Fund”), and Pacific Life Insurance Company (“Investment Adviser”) dated the 1st day of May, 2005 (the “Agreement”), and to CMAI in its capacity as portfolio manager for the Technology Portfolio.
RECITALS
          CMAI is currently a direct wholly owned subsidiary of Columbia Management Group, Inc. (“Columbia Management”), which is an indirect wholly owned subsidiary of Bank of America Corporation (“BAC”). In 2004, Fleet Boston Corporation (“Fleet”) and BAC merged. Since the merger, Columbia Management has been integrating the asset management business of the legacy Fleet and BAC organizations. Columbia Management plans to merge two legacy Fleet investment advisers, CMAI and Colonial Advisory Services, Inc. into Banc of America Capital Management LLC (“BACAP”), an affiliate under common control with CMAI. These mergers are anticipated to become effective on September 30, 2005. Simultaneous with the merger, BACAP will be renamed Columbia Management Advisors, LLC (“CMA LLC”) and will be the principal investment adviser for Columbia Management. As a result, CMA LLC will continue the business previously conducted by CMAI and will serve as the portfolio manager to the Fund. After the transactions, CMA LLC will continue to be an indirect, wholly owned subsidiary of BAC.
          The above referenced transactions will not result in a change of actual control or management of CMAI, which would result in a termination of the agreements due to “assignment” pursuant to Section 2(a)(4) of the 1940 Act, and Rule 2a-6 thereunder. CMAI has obtained an opinion from its legal counsel, Goodwin Procter, LLP, confirming its conclusion that the transactions will not result in an actual change in control, a copy of which opinion is attached hereto.
          NOW, THEREFORE, in consideration of the premises:
1.	Subject to the approval of the board of directors (or trustees, as applicable) of the Funds for CMA LLC to serve as a portfolio manager of the Technology Portfolio, effective September 30, 2005:
a.	CMA LLC hereby agrees to assume all rights and responsibilities, and associated liabilities, arising out of the Agreement and to become a party to said Agreement upon the terms and conditions set forth therein, standing in the stead of CMAI.

2.	Prior to September 30, 2005, the Investment Adviser and the Fund shall obtain the approval of the board of trustees of the Fund to name CMA LLC as the Technology Portfolio’s new portfolio manager.

3.	All terms and conditions set forth in the Agreement are hereby confirmed and remain in full force and effect.
          IN WITNESS WHEREOF, the parties have caused this Notice of and Consent to Transfer of Portfolio Management Agreement to be executed by their respective officers.

Columbia Management Advisors, Inc.

By:	/s/ Roger Sayler

Name:	Roger Sayler

Title:	Executive Vice President

Columbia Management Advisors, LLC

By:	/s/ Donald Froude	By:	/s/ Donald Froude

Name:	Donald Froude	Name:	Donald Froude

Title:	Managing Director	Title:	Managing Director

Accepted and Agreed:

Pacific Life Insurance Company

By:	/s/ James T. Morris	By:	/s/ Audrey L. Milfs

Name:	James T. Morris	Name:	Audrey L. Milfs

Title:	Executive Vice President	Title:	Vice President & Secretary

Accepted and Agreed:

Pacific Select Fund

By:	/s/ James T. Morris	By:	/s/ Audrey L. Milfs

Name:	James T. Morris	Name:	Audrey L. Milfs

Title:	President	Title:	Secretary